LINKEDIN EMAIL 1

Hi %%first_name%%,

My name is Elliott Small, CEO/founder of AgeMeter®. I am reaching out to medical practitioners / longevity doctors like you to expand my network. I hope you'll consider connecting with me.
Best,
Elliott Small
CEO and Founder
AgeMeter
https://agemeter.com

Once they accept the invitation, here is the follow-up message they will get.

Hi %%first_name%%,

Thank you for connecting. If you have time, I'd love to talk with you about your longevity / medical practice. My company has developed AgeMeter®, the world's only credible, noninvasive functional age test that I believe would work really well with your practice.

Would you have 15 minutes for a quick call?

I'd love to introduce you to AgeMeter, also learn more about the challenges you face with your patients and healthcare technology. It will help us as we continue to release new versions of our product. At AgeMeter®, our goal is to improve the quality life for aging adults by bringing reliable functional age testing to medical practices such as yours. Doctors can also earn up to $200k additionally per year by following our model. You can learn more about our model here: https://agemeter/for-medical-practices/

Please let me know. And thanks again for the connection!

Best regards,
Elliott Small
CEO and Founder
AgeMeter
https://agemeter.com/

Adding a third email

EMAIL 1: CHECK IN

Subject line: Check in, Elliott Small + Dr. [Last-Name] For a Quick Call

Hi Dr. [Last-Name],

I've been sending a few emails about both **AgeMeter® – the world's leading functional age test –** and our efforts to raise additional capital through our partner, Wefunder (https://wefunder.com/agemeter). I wanted to reach out to see if you had any questions about our functional age test or our company.

If you do, simply reply "yes" and suggest some times that are good for you. I'd love to hear more about your practice and how we might be able to help.

As the founder of the company, we're proud of how we've helped longevity doctors and preventative care physicians around the world better monitor their patients' health. We think we can help your practice too. Feel free to call me anytime at 702-576-1717, or you can email me at elliott@centersforagecontrol.com.

Sincerely,

Elliott Small

CEO, AgeMeter

Hello $[FNAME|Customer|Guest]$,

I have selected your name from my contacts file because you are a relative, friend, or business contact. My company, Centers for Age Control (AgeMeter), is among a select group to appear on Wefunder: https://wefunder.com/agemeter, as we're in the process of raising money via the SEC-regulated equity crowdfunding guidelines. The opportunity is for both small and large investors in amounts as low as $100.

We're excited about the prospects for the company, as well as for aging reversal. Institutions such as my alma mater, Harvard University, have discovered methods to restore vitality to those who have already aged. And AgeMeter is uniquely positioned to help measure such aging reversal as we are the sole, credible functional age test in the market.

This might be the one of the few opportunities for an African-American owned company to become a major part of major ground floor industry. I look forward to hearing what you think, either by your participation on https://wefunder.com/agemeter, or if you decide to contact me directly.

Sincerely,

Elliott

EMAIL: FOLLOW UP ON INVESTMENT OPPORTUNITY

Subject line: Still Time to Get Shares in AgeMeter® (Exclusive Offering)

Hi Dr. [Last-name],

We wanted to follow up on our previous emails about the private investor offering to our **AgeMeter®** exclusive mailing list. There's still time to get in as friends and family **through our crowdfunding partner, Wefunder.com.** You can access more about the opportunity here: **https://wefunder.com/agemeter/**

By investing in AgeMeter, you'll help us expand to provide our noninvasive functional age test to more longevity doctors, fitness centers and research facilities.

Very soon, we'll be opening up the opportunity to the general public. We hope you can take a look at our portfolio and participate. I'm also happy to answer your questions about the offering or about our functional age test. My phone number is   .

Best regards,

Elliott Small

Founder, AgeMeter

EMAIL: FOLLOW UP ON INVESTMENT OPPORTUNITY

Subject line: Get in on the Early-Stage Valuation of AgeMeter®

Hi Dr. [Last-name],

You may have seen previous emails from us about our current crowdfunding initiative through our partner Wefunder. You can still take advantage of the opportunity here: https://wefunder.com/agemeter/

Why invest with us?

Our mission to improve the quality of life for aging adults and others interested in aging reversal. As the world's only credible functional age test used by medical practices, fitness centers, and researchers, we think we're well positioned for the current boom in the multi-trillion-dollar longevity economy and aging-reversal revolution that's well underway. Your support will not only get you in as an early-stage investor in our company, but also helps us spread the word to more doctors, fitness centers, researchers around the world. We hope you can participate! My phone number is
.

Best regards,

Elliott Small

Founder, AgeMeter

EMAIL: FOLLOW UP NO. 4 ON INVESTMENT OPPORTUNITY

Subject line: Our Early-Stage Investors Rave About AgeMeter®

Hi Dr. [Last-name],

As you know from previous emails, we've been asking for your support for our crowding funding initiative at Wefunder. So far, we've raised more than $70k – funds that will help us spread the word to more doctors, fitness centers, and researchers around the world about our revolutionary functional age test.

For investors, you can still take advantage of the opportunity and get shares in AgeMeter at an early-stage valuation: **https://wefunder.com/agemeter/**

Why invest with us? You can hear what our investors have to say:

1. "This app and its data can help make huge differences in the world." – Shannon E.
2. "It's the future." - Nahiem H.
3. "A great investment." – Gina K.

As the world's only credible functional age test used by medical practices, fitness centers, and researchers, we think we're well positioned for the current boom in the multi-trillion-dollar longevity economy and aging-reversal revolution that's well underway. We hope you can participate! Call me if you have any questions. My phone number is   .

Best regards,

Elliott Small

Founder, AgeMeter

EMAIL: FOLLOW UP NO. 4 ON INVESTMENT OPPORTUNITY

Subject line: Still Time to Get in as an Early-Stage Investor in AgeMeter®

Hi Dr. [Last-name],

In the past several weeks, we've been asking for your support for our crowding funding initiative at Wefunder. So far, we've raised more than $80k – funds that will help us spread the word to more doctors, fitness centers, and researchers around the world about our revolutionary functional age test.

For investors, you can still take advantage of the opportunity and get shares in AgeMeter at an early-stage valuation: **https://wefunder.com/agemeter/**

As the world's only credible functional age test used by medical practices, fitness centers, and researchers, we think we're well positioned for the current boom in the multi-trillion-dollar longevity economy and aging-reversal revolution that's currently underway. Investment starts as low as $100!

We hope you can participate. Call me if you have any questions. My phone number is
.

Best regards,

Elliott Small

Founder, AgeMeter

EMAIL NO. 1: GETTING IN EARLY

Subject line: Invest in AgeMeter®

Hi [first-name],

As you're a current customer, we want to let you know that you can participate as an investor in **AgeMeter®** **as part of a public offering for a limited time through our crowdfunding partner, Wefunder.com.** You can access the opportunity here: **https://wefunder.com/agemeter/**

We hope you can get in early and participate. As the world's only noninvasive and credible functional age test, we believe we're poised to be one of the central players in the multi-trillion-dollar longevity economy. I'm also happy to answer your questions about the offering or about our functional age test. My phone number is   .

Best,

Elliott Small

Founder, AgeMeter

EMAIL NO. 1: GETTING IN EARLY

Subject line: Invest in AgeMeter® (Exclusive Opportunity)

Hi Dr. [Last-name],

We've sent you a few emails about AgeMeter®, our revolutionary technology that can measure your patients' biomarkers of aging and calculate their functional age. As the world's only noninvasive and credible functional age test, we believe we're poised to be one of the central players in the multi-trillion-dollar longevity economy.

As you're on our exclusive mailing list, we want to let you know that you can participate in as an investor in **AgeMeter®** **as part of a private offering for a limited time through our crowdfunding partner, Wefunder.com.** You can access the opportunity here: **https://wefunder.com/agemeter/**

As part of the private offering, we're providing valuation terms at a discounted rate for those who invest early. Take a look at our portfolio. We hope you can get in early and participate. I'm also happy to answer your questions about the offering or about our functional age test. My phone number is   .

Best,

Elliott Small

Founder, AgeMeter

EMAIL NO. 1: GETTING IN EARLY

Subject line: Invest in AgeMeter® (Exclusive Opportunity)

Hi [first-name],

As you're a current customer, we want to let you know that you can participate as an investor in **AgeMeter®** **as part of a private offering for a limited time through our crowdfunding partner, Wefunder.com.** You can access the opportunity here: **https://wefunder.com/agemeter/**

As part of the private offering, we're providing valuation terms at a discounted rate for those who invest early. Take a look at our portfolio. We hope you can get in early and participate. As the world's only noninvasive and credible functional age test, we believe we're poised to be one of the central players in the multi-trillion-dollar longevity economy. I'm also happy to answer your questions about the offering or about our functional age test. My phone number is   .

Best,

Elliott Small

Founder, AgeMeter

EMAIL NO. 1: LET YOUR CONTACTS KNOW

Subject line: Let Your Contacts Know About Investing in AgeMeter®

Hi [first-name]

We've sent you a few emails about AgeMeter®, our revolutionary technology that can measure your individuals' biomarkers of aging and calculate their functional age. As the world's only noninvasive and credible functional age test, we believe we're poised to be one of the central players in the multi-trillion-dollar longevity economy.

As you're on our exclusive CES mailing list, we want to let you know that we're opening up investment in **AgeMeter®** **as part of a public offering now under way through our crowdfunding partner, Wefunder.com.** You can learn more about what we're doing here: **https://wefunder.com/agemeter/**

As an attendee of CES, we'd love to invite you to spread the word about the offering. I'm also happy to answer your questions about the AgeMeter® functional age test. My phone number is   .

Best,

Elliott Small

Founder, AgeMeter